Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme James Hardie Industries plc

ACN/ARSN 097 829 895

1. Details of substantial holder (1)

Name The Vanguard Group, Inc.
ACN/ARSN (if applicable) N/A

The holder became a substantial holder on 17 August 2018

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	**22,147,296**	**22,147,296**	**5.016%**

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Vanguard Investments Australia Ltd.	**Beneficial Owner**	**Ordinary – 9,764,304**
The Vanguard Group, Inc.	**Beneficial Owner**	**Ordinary – 12,382,992**

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Vanguard Investments Australia Ltd	**JP Morgan Chase Bank, N.A. and various other Custodians**	Vanguard Investments Australia Ltd is the manager of various superannuation funds, institutional investor portfolios and unit trusts and in that capacity can exercise the power to vote and/or dispose of the shares	**Ordinary – 9,764,304**
The Vanguard Group, Inc.	**Brown Brothers Harriman**	The Vanguard Group, Inc., is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares	**Ordinary – 1,093,775**
The Vanguard Group, Inc.	**JP Morgan Chase Bank, N.A.**	The Vanguard Group, Inc., is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares	**Ordinary – 6,388,245**
The Vanguard Group, Inc.	**BNY Mellon**	The Vanguard Group, Inc., is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares	**Ordinary– 1,202,891**
The Vanguard Group, Inc.	**State Street Bank and Trust Company**	The Vanguard Group, Inc., is the manager of various Mutual funds and accounts and in that capacity has the power to dispose of the shares	**Ordinary – 3,698,081**

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities
See Annexure A			

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Vanguard Group, Inc.	P.O. Box 2600, V26 Valley Forge, PA 19482 USA
Vanguard Investments Australia Ltd	Level 34, 2 Southbank Blvd, Southbank 3006 VIC

print name Keith Delgado capacity

sign here date 21 August 2018

DIRECTIONS

(1) If there are a number of substantial holders with similar or related interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an Associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest has acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder of its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

To Company James Hardie Industries plc
ACN/ARSN 097 829 895

Substantial Holder Name The Vanguard Group, Inc.
ACN/ARSN N/A

Date of change	Person whose relevant interest changed	Nature of Change(6)	Consideration given in relation to change(7)	Class	Number of securities affected	Person's votes affected
18-Apr-2018	The Vanguard Group, Inc.	BUY	23.46	Ordinary	1,960	1,960
18-Apr-2018	The Vanguard Group, Inc.	BUY	23.48	Ordinary	320	320
19-Apr-2018	The Vanguard Group, Inc.	BUY	23.98	Ordinary	5,891	5,891
23-Apr-2018	The Vanguard Group, Inc.	BUY	23.95	Ordinary	2,862	2,862
26-Apr-2018	The Vanguard Group, Inc.	BUY	23.55	Ordinary	1,960	1,960
26-Apr-2018	The Vanguard Group, Inc.	BUY	23.55	Ordinary	8,304	8,304
26-Apr-2018	The Vanguard Group, Inc.	BUY	23.46	Ordinary	5,396	5,396
27-Apr-2018	The Vanguard Group, Inc.	BUY	23.49	Ordinary	2,156	2,156
27-Apr-2018	The Vanguard Group, Inc.	SELL	23.45	Ordinary	(281)	(281)
27-Apr-2018	The Vanguard Group, Inc.	BUY	23.50	Ordinary	506	506
1-May-2018	The Vanguard Group, Inc.	SELL	23.47	Ordinary	(1,308)	(1,308)
2-May-2018	The Vanguard Group, Inc.	BUY	23.44	Ordinary	32,382	32,382
2-May-2018	The Vanguard Group, Inc.	BUY	23.44	Ordinary	11,285	11,285
7-May-2018	The Vanguard Group, Inc.	BUY	23.27	Ordinary	3,114	3,114
7-May-2018	The Vanguard Group, Inc.	BUY	23.27	Ordinary	268	268
8-May-2018	The Vanguard Group, Inc.	BUY	23.26	Ordinary	2,328	2,328
8-May-2018	The Vanguard Group, Inc.	BUY	23.26	Ordinary	753	753
9-May-2018	The Vanguard Group, Inc.	BUY	23.58	Ordinary	7,785	7,785
14-May-2018	The Vanguard Group, Inc.	BUY	23.48	Ordinary	699	699
15-May-2018	The Vanguard Group, Inc.	BUY	23.64	Ordinary	6,228	6,228
15-May-2018	The Vanguard Group, Inc.	BUY	23.65	Ordinary	536	536
16-May-2018	The Vanguard Group, Inc.	BUY	23.66	Ordinary	5,226	5,226
17-May-2018	The Vanguard Group, Inc.	BUY	23.18	Ordinary	39,535	39,535
17-May-2018	The Vanguard Group, Inc.	BUY	23.18	Ordinary	14,020	14,020
22-May-2018	The Vanguard Group, Inc.	BUY	23.30	Ordinary	3,724	3,724
22-May-2018	The Vanguard Group, Inc.	BUY	23.30	Ordinary	3,633	3,633
23-May-2018	The Vanguard Group, Inc.	BUY	22.93	Ordinary	4,051	4,051
24-May-2018	The Vanguard Group, Inc.	SELL	22.15	Ordinary	(872)	(872)
25-May-2018	The Vanguard Group, Inc.	BUY	22.05	Ordinary	1,557	1,557
30-May-2018	The Vanguard Group, Inc.	BUY	21.95	Ordinary	30,319	30,319
30-May-2018	The Vanguard Group, Inc.	BUY	22.03	Ordinary	29,866	29,866
31-May-2018	The Vanguard Group, Inc.	BUY	22.13	Ordinary	483	483
31-May-2018	The Vanguard Group, Inc.	BUY	22.13	Ordinary	8,466	8,466
31-May-2018	The Vanguard Group, Inc.	SELL	22.13	Ordinary	(2,542)	(2,542)
1-Jun-2018	The Vanguard Group, Inc.	BUY	22.51	Ordinary	2,595	2,595
1-Jun-2018	The Vanguard Group, Inc.	SELL	22.09	Ordinary	(1,123)	(1,123)
4-Jun-2018	The Vanguard Group, Inc.	BUY	22.82	Ordinary	5,961	5,961
5-Jun-2018	The Vanguard Group, Inc.	BUY	22.67	Ordinary	573	573
7-Jun-2018	The Vanguard Group, Inc.	BUY	22.73	Ordinary	18,801	18,801
7-Jun-2018	The Vanguard Group, Inc.	SELL	22.77	Ordinary	(5,763)	(5,763)
15-Jun-2018	The Vanguard Group, Inc.	SELL	21.76	Ordinary	(7,754)	(7,754)
20-Jun-2018	The Vanguard Group, Inc.	BUY	21.86	Ordinary	42,941	42,941
20-Jun-2018	The Vanguard Group, Inc.	BUY	21.86	Ordinary	6,224	6,224
26-Jun-2018	The Vanguard Group, Inc.	BUY	22.12	Ordinary	30,342	30,342
27-Jun-2018	The Vanguard Group, Inc.	SELL	22.61	Ordinary	(333)	(333)
3-Jul-2018	The Vanguard Group, Inc.	BUY	22.48	Ordinary	55,601	55,601
3-Jul-2018	The Vanguard Group, Inc.	BUY	22.39	Ordinary	1,200	1,200
4-Jul-2018	The Vanguard Group, Inc.	BUY	22.32	Ordinary	6,173	6,173
4-Jul-2018	The Vanguard Group, Inc.	BUY	22.25	Ordinary	3,136	3,136
6-Jul-2018	The Vanguard Group, Inc.	BUY	22.30	Ordinary	2,880	2,880
6-Jul-2018	The Vanguard Group, Inc.	BUY	22.20	Ordinary	2,557	2,557
6-Jul-2018	The Vanguard Group, Inc.	BUY	22.15	Ordinary	383	383
10-Jul-2018	The Vanguard Group, Inc.	BUY	22.15	Ordinary	1,806	1,806
11-Jul-2018	The Vanguard Group, Inc.	BUY	21.88	Ordinary	734	734
12-Jul-2018	The Vanguard Group, Inc.	SELL	22.61	Ordinary	(2,168)	(2,168)
12-Jul-2018	The Vanguard Group, Inc.	SELL	22.14	Ordinary	(243)	(243)
12-Jul-2018	The Vanguard Group, Inc.	SELL	22.54	Ordinary	(7,071)	(7,071)
17-Jul-2018	The Vanguard Group, Inc.	BUY	22.33	Ordinary	276	276
19-Jul-2018	The Vanguard Group, Inc.	BUY	22.34	Ordinary	321	321
20-Jul-2018	The Vanguard Group, Inc.	BUY	22.50	Ordinary	36,884	36,884
20-Jul-2018	The Vanguard Group, Inc.	BUY	22.43	Ordinary	2,400	2,400
20-Jul-2018	The Vanguard Group, Inc.	SELL	22.46	Ordinary	(6,066)	(6,066)
20-Jul-2018	The Vanguard Group, Inc.	BUY	22.46	Ordinary	2,849	2,849
23-Jul-2018	The Vanguard Group, Inc.	SELL	22.15	Ordinary	(1,308)	(1,308)
24-Jul-2018	The Vanguard Group, Inc.	SELL	22.11	Ordinary	(238)	(238)

Date of change	Person whose relevant interest changed	Nature of Change(6)	Consideration given in relation to change(7)	Class	Number of securities affected	Person's votes affected
24-Jul-2018	The Vanguard Group, Inc.	BUY	22.27	Ordinary	321	321
25-Jul-2018	The Vanguard Group, Inc.	SELL	22.16	Ordinary	(1,308)	(1,308)
25-Jul-2018	The Vanguard Group, Inc.	SELL	22.16	Ordinary	(872)	(872)
25-Jul-2018	The Vanguard Group, Inc.	SELL	22.16	Ordinary	(6,540)	(6,540)
25-Jul-2018	The Vanguard Group, Inc.	SELL	22.05	Ordinary	(342)	(342)
27-Jul-2018	The Vanguard Group, Inc.	SELL	21.63	Ordinary	(2,359)	(2,359)
30-Jul-2018	The Vanguard Group, Inc.	SELL	21.37	Ordinary	(2,146)	(2,146)
2-Aug-2018	The Vanguard Group, Inc.	SELL	22.62	Ordinary	(4,360)	(4,360)
3-Aug-2018	The Vanguard Group, Inc.	SELL	22.85	Ordinary	(1,531)	(1,531)
3-Aug-2018	The Vanguard Group, Inc.	BUY	22.85	Ordinary	361	361
8-Aug-2018	The Vanguard Group, Inc.	BUY	23.42	Ordinary	42,936	42,936
8-Aug-2018	The Vanguard Group, Inc.	SELL	23.90	Ordinary	(233)	(233)
9-Aug-2018	The Vanguard Group, Inc.	BUY	23.22	Ordinary	6,283	6,283
10-Aug-2018	The Vanguard Group, Inc.	SELL	21.67	Ordinary	(10,464)	(10,464)
10-Aug-2018	The Vanguard Group, Inc.	SELL	21.70	Ordinary	(11,588)	(11,588)
15-Aug-2018	The Vanguard Group, Inc.	SELL	21.94	Ordinary	(5,232)	(5,232)
15-Aug-2018	The Vanguard Group, Inc.	BUY	21.81	Ordinary	15,230	15,230
16-Aug-2018	The Vanguard Group, Inc.	BUY	21.89	Ordinary	43,060	43,060
16-Aug-2018	The Vanguard Group, Inc.	SELL	21.72	Ordinary	(10,405)	(10,405)
17-Aug-2018	The Vanguard Group, Inc.	BUY	22.02	Ordinary	1,680	1,680
19-Apr-2018	Vanguard Investments Australia Ltd	BUY	23.98	Ordinary	4,968	4,968
24-Apr-2018	Vanguard Investments Australia Ltd	BUY	23.40	Ordinary	7,602	7,602
27-Apr-2018	Vanguard Investments Australia Ltd	BUY	23.50	Ordinary	5,360	5,360
4-May-2018	Vanguard Investments Australia Ltd	SELL	23.31	Ordinary	(4,239)	(4,239)
4-May-2018	Vanguard Investments Australia Ltd	BUY	23.31	Ordinary	2,484	2,484
8-May-2018	Vanguard Investments Australia Ltd	BUY	23.26	Ordinary	3,429	3,429
17-May-2018	Vanguard Investments Australia Ltd	BUY	22.93	Ordinary	5,054	5,054
18-May-2018	Vanguard Investments Australia Ltd	BUY	22.48	Ordinary	2,898	2,898
22-May-2018	Vanguard Investments Australia Ltd	BUY	23.35	Ordinary	3,312	3,312
23-May-2018	Vanguard Investments Australia Ltd	SELL	22.93	Ordinary	(4,372)	(4,372)
29-May-2018	Vanguard Investments Australia Ltd	SELL	21.94	Ordinary	(2,769)	(2,769)
29-May-2018	Vanguard Investments Australia Ltd	BUY	21.94	Ordinary	7,808	7,808
31-May-2018	Vanguard Investments Australia Ltd	BUY	22.17	Ordinary	3,031	3,031
1-Jun-2018	Vanguard Investments Australia Ltd	BUY	22.42	Ordinary	10,229	10,229
1-Jun-2018	Vanguard Investments Australia Ltd	BUY	22.42	Ordinary	6,979	6,979
8-Jun-2018	Vanguard Investments Australia Ltd	BUY	22.77	Ordinary	3,031	3,031
13-Jun-2018	Vanguard Investments Australia Ltd	SELL	22.15	Ordinary	(6,129)	(6,129)
14-Jun-2018	Vanguard Investments Australia Ltd	BUY	21.65	Ordinary	4,330	4,330
15-Jun-2018	Vanguard Investments Australia Ltd	BUY	21.76	Ordinary	23,069	23,069
15-Jun-2018	Vanguard Investments Australia Ltd	BUY	21.76	Ordinary	13,937	13,937
21-Jun-2018	Vanguard Investments Australia Ltd	BUY	22.27	Ordinary	13,343	13,343
29-Jun-2018	Vanguard Investments Australia Ltd	SELL	22.68	Ordinary	(25,217)	(25,217)
3-Jul-2018	Vanguard Investments Australia Ltd	BUY	22.49	Ordinary	14,813	14,813
5-Jul-2018	Vanguard Investments Australia Ltd	SELL	22.15	Ordinary	(1,954)	(1,954)
6-Jul-2018	Vanguard Investments Australia Ltd	BUY	22.25	Ordinary	12,786	12,786
6-Jul-2018	Vanguard Investments Australia Ltd	BUY	22.25	Ordinary	9,626	9,626
6-Jul-2018	Vanguard Investments Australia Ltd	BUY	22.20	Ordinary	3,780	3,780
9-Jul-2018	Vanguard Investments Australia Ltd	SELL	22.10	Ordinary	(2,566)	(2,566)
10-Jul-2018	Vanguard Investments Australia Ltd	BUY	21.88	Ordinary	1,321	1,321
16-Jul-2018	Vanguard Investments Australia Ltd	BUY	22.73	Ordinary	2,520	2,520
16-Jul-2018	Vanguard Investments Australia Ltd	BUY	22.73	Ordinary	5,757	5,757
17-Jul-2018	Vanguard Investments Australia Ltd	BUY	22.33	Ordinary	5,437	5,437
18-Jul-2018	Vanguard Investments Australia Ltd	SELL	22.46	Ordinary	(4,203)	(4,203)
19-Jul-2018	Vanguard Investments Australia Ltd	BUY	22.34	Ordinary	6,023	6,023
20-Jul-2018	Vanguard Investments Australia Ltd	BUY	22.46	Ordinary	4,620	4,620
27-Jul-2018	Vanguard Investments Australia Ltd	BUY	21.61	Ordinary	6,496	6,496
2-Aug-2018	Vanguard Investments Australia Ltd	BUY	22.51	Ordinary	3,780	3,780
3-Aug-2018	Vanguard Investments Australia Ltd	BUY	22.85	Ordinary	7,655	7,655
7-Aug-2018	Vanguard Investments Australia Ltd	BUY	22.98	Ordinary	6,424	6,424
15-Aug-2018	Vanguard Investments Australia Ltd	BUY	22.04	Ordinary	2,562	2,562
15-Aug-2018	Vanguard Investments Australia Ltd	BUY	22.04	Ordinary	6,451	6,451

This is Annexure A of 2 pages referred to in Form 603, Notice of initial substantial holder.

Signature

Date 21-Aug-18